Exhibit 14.1
LITTELFUSE, INC.
CODE OF CONDUCT
Littelfuse, Inc. (the “Company”) is committed to conducting its business with integrity, providing quality products and services to its customers and suppliers, and serving the mutual interests of its associates, shareholders, and the communities in which the Company does business. This Code of Conduct (the “Code”) does not include all possible situations, issues, or ethical dilemmas that you may encounter, but is intended as a guide to the Company’s core ethics and standards and as an overview of areas where problems may arise. If you have any questions about the Code, its content, or its application, please contact a supervisor, the Human Resources Department, the General Counsel, or the Littelfuse Global Compliance and Ethics Helpline.
Because Littelfuse does business all over the world, our operations are subject to the laws of many different countries, government and agencies. Each of us is responsible for knowing and following the laws that apply where we work. If you have any questions about the prevailing laws that apply to your activities, you should always contact the General Counsel.
We are all responsible for the Company’s reputation. The Company expects all of its directors, officers, and associates to conduct business applying accepted professional standards of conduct, strictly observing all laws and following only the highest business and ethical practices in any area of the world in which the Company conducts business. We expect similar conduct from our suppliers, consultants and contract representatives. Major suppliers, representatives, and consultants should be furnished with a copy of this Code and encouraged to comply with its applicable provisions.
ACKNOWLEDGEMENT
Upon initial hire by the Company, and subsequently on an annual basis, you may be required to acknowledge that you have read and understand this Code as a condition of employment. This acknowledgement will require associates to confirm that they have complied with, and are not aware of any violations of this Code.
AMENDMENTS
The Board of Directors reserves the right to amend any provisions of the Code.
BUSINESS CONDUCT
All directors, officers, and associates must respect the laws, customs, and traditions of each country in which they operate. If the laws in a country where the Company operates are more permissive than the Code, then directors, officers, and associates must follow the Code. You should be aware that U.S. regulations may apply even for business activities that are conducted outside the United States. For example, all of Littelfuse’s worldwide operations are subject to U.S. General Accepted Accounting Principles (GAAP) for financial reporting and disclosure. It is important that you become familiar with the laws that apply to your responsibilities.

COMPANY FUNDS
Each director, officer, and associate is personally accountable for any Company funds that have been committed to him or her. Before any expense report, invoice, or other payment mechanism is approved, a sufficient review should be made to establish a good faith belief that the purchases and amounts are proper, that they accurately reflect the products sold or services rendered, and that they are in strict compliance with the purchase order or other agreement between the parties. No director, officer, or associate may use Company funds or assets for any unauthorized or unlawful purpose. In addition, no director, officer or associate may make any direct or indirect political contributions on the Company’s behalf without the Chief Executive Officer’s prior written consent.
COMPANY RECORDS
All directors, officers, and associates must maintain any and all Company records so that they accurately reflect the underlying transactions. Each director, officer and associate, as appropriate, must provide full, fair, accurate, timely and understandable information in all reports and documents required to be filed with, or submitted to, the United States Securities and Exchange Commission or any other governmental entity and in any other public communication made by the Company.
CONFLICTS OF INTEREST
All directors, officers, and associates must act with honesty and integrity, avoiding any situations that may involve an actual or perceived conflict between their personal interests and the Company’s interest. Every director, officer and associate has a responsibility to avoid any activity or relationship that may interfere with, or appear to interfere with, their independent judgment and objectivity on the Company’s behalf.
A “conflict of interest” occurs when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole. A conflict situation can arise when a director, officer or associate takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or associate, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.
All directors, officers and associates owe a duty to the Company to advance Littelfuse’s legitimate interests when the opportunity to do so arises. All opportunities that are discovered through the use of Littelfuse’s property, information or position belong to Littelfuse, and not to any individual director, officer or associate.
EMPLOYMENT
The Company is committed to maintaining fair employment practices and to providing a safe and healthy work environment for our associates. This includes making all employment decisions on the basis of job qualifications and performance only, preventing any kind of discriminatory hiring decisions. This also includes providing a work environment that does not allow hostile behaviors, including harassment, derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Finally, the Company strives to provide a safe and injury-free workplace. Ensuring a respectful and supportive work environment is part of everyone’s job, regardless of position.
FAIR COMPETITION
The Company strongly supports principles of fair competition and is committed to compliance with trade and antitrust laws everywhere we do business. Any kind of agreement with competitors or customers to control or fix prices or to boycott customers or suppliers is prohibited. Any arrangement with competitors to allocate territories, markets, or products, or to control the flow of products, is prohibited. No director, officer or associate may use any illegal or unethical method to gather competitive information, including obtaining proprietary information through illegal means or inducing disclosures of past or present associates of other companies.
FOREIGN SALES
All directors, officers, and associates will follow the export control regulations of the United States and other countries where we do business. These regulations may prohibit certain shipments and can change frequently. Anyone involved with such shipments must maintain a current understanding of the regulations and consult the General Counsel with any doubts or concerns, since penalties can be severe.
GIFTS AND GRATUITIES
Business gifts, favors, and entertainment can interfere with the conduct of a sound and objective business relationship, and therefore need to be approached with caution. The circumstances under which a gift is given may dictate whether it is permissible. Directors, officers and associates of the Company may pay for meals and refreshments for others in connection with business discussions, and also may provide reasonable entertainment and modest hospitality. Similar meals, entertainment, and hospitality may be accepted. In some instances, business gifts that are neither lavish nor extravagant may be appropriate to the situation. All such expenditures must be authorized and documented in accordance with the Company’s travel policies.
The laws of the countries in which we operate may sometimes have differing standards or practices relating to payments to government officials. Even though it may be local practice or custom to allow certain payments, it is the Company’s policy to prohibit unauthorized payments to anyone, anywhere in the world, for any reason. Under no circumstances may an expenditure or payment be made which could reasonably be construed as an improper inducement to the recipient to corruptly perform some governmental or business act for the benefit of the Company. The Company strictly prohibits offering, giving, requesting, or receiving any form of bribe or kickback or using one’s position in the Company to do so.
INSIDER TRADING
No director, officer, or associate may buy or sell any Company securities or securities of another company with which the Company does business when he or she has material, non-public information about the Company or such other company. Disclosing such information to anyone, other than in the necessary course of performing one’s duties at the Company, is also prohibited. The Company has specific policies regarding trading in the Company’s securities and imposes “blackout periods” for certain directors, officers and associates when trading is prohibited. All directors, officers and associates are expected to be aware of and comply with the Company Insider Trading Policy.
INVESTOR RELATIONS
Member of the investing community (a term which includes stockholders, securities analysts, creditors and others), depend on us for providing reliable information about our business operations, performance and outlook. It is essential that we not provide “special” or favored treatment to some. Littelfuse’s policies require that we provide all members of the public equal access to material information.
Material information includes all information that a reasonable investor would consider important in deciding whether to buy, sell, or hold Littelfuse stock. Information that is likely to affect the trading price of our stock is almost always material. The only Littelfuse personnel authorized to communicate with the investment community are the Chief Executive Officer and the Chief Financial Officer. All other officers and associates must avoid discussions with the investment community except when participating with the above authorized individuals. If any associate other than the Chief Executive Officer or Chief Financial Officer, is contacted by a member of the investment community, he or she should refuse comment and report the contact to the Chief Financial Officer.
PROPRIETARY AND CONFIDENTIAL INFORMATION
No director, officer or associate may disclose proprietary or confidential information of the Company or of suppliers and customers, including, but not limited to, associate data, pricing, inventions, financial data, trade secrets and know-how, acquisition and divestiture opportunities, marketing and sales programs, research and development information, and customer and supplier information, to anyone within or outside the Company unless the recipient will generally need this information to carry out his or her assigned responsibilities as an associate of the Company, or as an outsider who has been properly authorized by management to receive such information. The obligation not to disclose the Company’s confidential and proprietary information continues after employment with or service to the Company terminates.
PROTECTION AND PROPER USE OF COMPANY PROPERTY
All directors, officers, and associates have a responsibility to protect the Company’s property from loss, damage, misuse, waste, or theft. Company property should be properly maintained and only used for business purposes and other purposes approved in advance by management. Company property may never be used for illegal or unauthorized purposes. Similarly, it may never be used for personal benefit. This includes Company-issued credit cards and computer software.
REPORTING AND ENFORCEMENT
Any violations or concerns about this Code should be promptly reported to any supervisor, the Human Resources Department, any officer of the Company, the General Counsel, the Chairman of the Audit Committee of the Board of Directors, or the Littelfuse Global Compliance and Ethics Helpline. Adherence to this Code is a condition of continued employment. Violations of this Code may subject a person to disciplinary action ranging from a reprimand to dismissal and possible criminal prosecution.

As directors, officers, and associates, we must all do our part to maintain a workplace with integrity. Although not all situations can be foreseen, you should always speak up if you are unsure about a situation and need advice, if you truly believe someone is doing or about to do something that would violate the law or the Code, or if you believe you may have been involved in misconduct.
You may always call the Littelfuse Global Compliance and Ethics Helpline. Phone numbers for the Helpline are posted in Company facilities and on the Company’s intranet, and can also be obtained from your local Human Resource department. Any retaliation against any director, officer, or associate who reports any suspected misconduct in good faith is strictly prohibited.
WAIVERS
The Chief Executive Officer of the Company may grant waivers of any of the provisions of this Code, if he deems such a waiver to be appropriate under the circumstances; provided, however, that any waiver of this Code for any director or executive officer of the Company must be approved by the Board of Directors.